Exhibit 99.1

Mega Matrix Announces Fiscal 2025 Annual Results on Form 20-F: Dual-Engine Strategy Delivers Operational Efficiency, Margin Improvement and Strategic Web3 Growth

SINGAPORE, April 16, 2026 /PRNewswire/ – Mega Matrix Inc. (“MPU” or the “Company”) (NYSE American: MPU), a global short-drama streaming platform operator and digital asset treasury strategy company, today announced its annual report on Form 20-F for the fiscal year ended December 31, 2025. The report highlights the Company’s progress in operational efficiency, margin improvement, content strategy transformation, and disciplined digital asset treasury management.

Financial Highlights

In 2025, the Company recorded total revenue of $26.1 million. As of December 31, 2025, cash and cash equivalents totaled $7.3 million, providing liquidity to support operations and future growth. During the year, the Company also completed financing activities, including private placements and at-the-market offering program, further supporting its long-term development strategy.

Business and Operational Highlights

During 2025, the Company continued optimizing its short-drama business through a more asset-light operating model, scaling back in-house production in favor of third-party content procurement and AI-translation content. Although revenue declined compared to fiscal year 2024, this strategic transition helped improve marketing efficiency, lower production-related costs, and support a healthier margin profile. At the same time, marketing efficiency improved meaningfully, with advertising expense as a percentage of revenue declining from 62% in 2024 to 47% in 2025, driven by stronger organic social user acquisition. Monetization also strengthened, as average revenue per active user (ARPU) increased from $3.15 in 2024 to $3.42 in 2025, while adjusted EBITDA loss improved from $7.1 million to $5.6 million over the same period.

The Company also continued expanding the scale of its global content operations. FlexTV now offers 968 short dramas with more than 10,500 multi-language titles across 16 languages, available in more than 200 countries and regions worldwide.

Digital Asset Treasury Strategy

During 2025, the Company further refined its digital asset treasury strategy into a dual-engine framework combining stable yield and growth potential. Under this framework, the Company holds a basket of stablecoins deployed into low-risk DeFi strategies while also allocating capital to governance tokens of leading stablecoin protocols. As of December 31, 2025, the Company held digital assets including Bitcoin (BTC), Ethena (ENA), and USDT, with a carrying value of approximately $5.8 million, under institutional custody by Matrixport Cactus Custody and Anchorage Digital Bank.

Management Commentary

“Fiscal 2025 marked a pivotal year of operational discipline and strategic focus,” said Yucheng Hu, Chief Executive Officer of the Company. “We optimized our short-drama model, improved marketing efficiency, and strengthened our digital asset strategy. Looking ahead, we will accelerate AI content integration, expand global user reach, and pursue sustainable growth for shareholders.”

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU), a holding company headquartered in Singapore, is executing its strategic expansion into the stablecoin governance tokens treasury reserve strategy and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. For more information, please contact info@megamatrix.io or visit http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions, ability to utilize AI to reduce short drama production costs and improve efficiency; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on April 16, 2026, and are based on information available to the Company on the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We may also announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io